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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66534

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Challenger Capital Group, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Trammell Crow Center, 2001 Ross Ave.
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd Robichaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JILL M. BIAVATI
MY COMMISSION EXPIRES
September 15, 2013

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHALLENGER CAPITAL GROUP, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2009

CHALLENGER CAPITAL GROUP, LTD.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Challenger Corporation, General Partner of
Challenger Capital Group, Ltd.

We have audited the accompanying statement of financial condition of Challenger Capital Group, Ltd., as of December 31, 2009, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Challenger Capital Group, Ltd., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 14 to the financial statements, the Partnership has incurred substantial recurring losses. These losses raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 20, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CHALLENGER CAPITAL GROUP, LTD.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 1,753,357
Certificate of deposits - pledged	121,274
Fees receivable	254,870
Investments privately held entities	67,492
Property and equipment, net of accumulated depreciation	295,014
Goodwill	122,573
Loans to employees	562,223
Other assets	84,502
	$ 3,261,305

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 228,454
Discretionary incentive bonuses	75,000
	303,454
Partners' capital	2,957,851
	$ 3,261,305

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Fee and reimbursement income	$ 2,838,027
Interest income	93,994
	2,932,021
Expenses	
Compensation and benefits	3,255,536
Communications	50,302
Occupancy and equipment costs	573,883
Promotional costs	622,556
Regulatory fees and expenses	19,388
Other expenses	503,243
	5,024,908
Net loss	$ (2,092,887)

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2009

	General Partner	Series A Limited Partners	Series B Limited Partners	Loans to Partners	Total
Balances at December 31, 2008	$ -0-	$ -0-	$5,802,477	$(644,351)	$ 5,158,126
Distributions			(60,000)		(60,000)
Interest on loans to partners				(47,388)	(47,388)
Net loss			(2,092,887)		(2,092,887)
Balances at December 31, 2009	$ -0-	$ -0-	$3,649,590	$(691,739)	$ 2,957,851

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2009	$	-0-

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (2,092,887)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	104,628
Interest on loans to partners	(47,388)
Interest on certificate of deposit	(249)
Receipt of non marketable security as fee income	(63,027)
Change in operating assets and liabilities:	
Increase in fees receivable	(247,560)
Increase in loans to employees	(40,752)
Decrease in other assets	27,452
Increase in accounts payable and accrued liabilities	196,517
Increase in discretionary incentive bonuses	75,000
Net cash provided (used) by operating activities	(2,088,266)
Cash flows from investing activities	
Purchase of property and equipment	(20,687)
Return of capital privately held entities	135
Net cash provided (used) by investing activities	(20,552)
Cash flows from financing activities	
Capital distributions	(60,000)
Net cash provided (used) by financing activities	(60,000)
Net increase (decrease) in cash and cash equivalents	(2,168,818)
Cash and cash equivalents at beginning of year	3,922,175
Cash and cash equivalents at end of year	$ 1,753,357

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

Supplemental Schedule of non cash transactions

Non cash investing and financing activity:	
Receipt of non-marketable security as fee income	$ 63,027

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Notes to Financial Statements
December 31, 2009

Note 1 - Summary of Significant Accounting Policies

Challenger Capital Group, Ltd. (the "Partnership") was formed under the laws of the State of Texas on May 1, 2003, commenced business on May 7, 2004, and will continue indefinitely until termination at the discretion of the general partner. The Partnership consists of a managing general partner and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. As well, the general partner will determine the amounts and the times any distributions will be made. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, corporate real estate and business strategy.

The Partnership became effective November 18, 2004 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA").

Approximately 17% of revenue for the year ended December 31, 2009 was derived from an entity which, at the time of engagement, was an affiliate of limited partners which owned approximately 69% of the Partnership. In addition, certain limited partners of the Partnership, have made an investment in this particular entity.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. The Partnership has adopted Statement of Financial Accounting Standards No. 142 (SFAS 142) (FASB ASC 350), *Goodwill and Intangible Assets.* Under FASB ASC 350), goodwill and intangible assets with indefinite lives are not amortized, but are tested annually for impairment or more frequently as circumstances dictate.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2009 was $104,628, and is reflected in occupancy and equipment cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Loans to partners are reflected as a contra-partners' capital account.

Investment in limited partnership is accounted for under the equity method.

Fair Value Measurements

Effective January 1, 2009, the Partnership adopted FASB ASC 820 *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Partnership is required to provide the following information according to the fair value

Note 1 - Summary of Significant Accounting Policies, continued

hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be 3 investments as reflected in the following table.

	Total	Level 1	Level 2	Level 3
Securities owned	$	$	$	$ --
Non marketable securities owned	67,492	--	--	67,492
Total	$ 67,492	$ --	$ --	$ 67,492
Net unrealized / realized gains (losses) in net income (losses) for the year relating to December 31, 2009	$ --	$ --	$ --	$ --

Note 1 - Summary of Significant Accounting Policies, continued

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Partnership's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Partnership's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Partnership adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

See Note 15 for more information regarding the Partnership's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Partnership had net capital of approximately $1,493,454 and net capital requirements of $15,238. The Partnership's ratio of aggregated indebtedness to net capital was .15 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1. See Subsequent events note 15 regarding withdrawl of funds.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Partnership to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Partnership adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from when the return is due, including extentions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over to various statutes of limitations, mostly ranging from three to five years from the date of filing.

Note 5 - Preferred Distributions

Pursuant to the Agreement of Limited Partnership, the holders of preferred partnership units receive the benefit of a preferential return. The preferential return is not based upon profits sharing, but is based upon a stated rate per annum. The preferential return is for the purpose of determining the order of payment on distributions. The Preferred Return due on December 31, 2009, totaled

Note 5 - Preferred Distributions, continued

$2,657,089 of which $966,011 was for the Series A investors and $1,691,078 for the Series B investors.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending December 31,	
2010	$ 80,333
2011	9,402
	$ 89,735

Rental expense for the year ended December 31, 2009 was $315,269 and is reflected in occupancy and equipment costs.

In connection with the leasing of certain new office space, a personal guaranty was required by the landlord. The guaranty was provided by an employee of the Partnership who also owns 50% of the general partner. To indemnify the individual, the Partnership pledged certificates of deposit totaling $120,000 to the individual. The pledge agreement calls for certain portions of the certificates of deposit to be released at certain points in time during the duration of the lease. Subsequent to December 31, 2009, all of the certificates of deposit were released. See Note 15 - Subsequent Events.

Note 7 - Employee Benefits

The Partnership has a 401(k) savings plan for all eligible employees. The plan allows the Partnership to make discretionary matching contributions, as well as additional discretionary contributions. The Partnership made no contributions to the plan for the year ended December 31, 2009.

Note 8 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 312,193
Equipment and software	289,442

Note 8 - Property and Equipment, continued

Leasehold improvements	74,997
	676,632
Less: accumulated depreciation	(381,618)
	$ 295,014

Depreciation expense for the year ended December 31, 2009 was $104,628 and is reflected in occupancy and equipment costs and other expenses.

Note 9 - Concentration Risk

At December 31, 2009, and at various other times during the year, the Partnership had cash balances in excess of federally insured limits.

Note 10 - Related Party Transaction

On June 20, 2008, certain employees (the "PE Principals") of the Partnership, members of the board of directors of the general partner of the Partnership (the "Board Investors"), and other limited partners of the Partnership (collectively with the PE Principals and the Board Investors, the "Challenger Investors"), capitalized a new entity ("Tornado Partners") for the purpose of sponsoring the acquisition of Radian Holdings, Inc. (the "Radian Transaction"). The general partner of Tornado Partners ("CEPT"), is owned by the PE Principals and the Partnership.

The acquisition was financed with equity and debt. The equity was raised through a limited liability company ("Tornado LLC") which consisted of a group of non-related investors (the "OKC Investors") and Tornado Partners. Tornado Partners hold 10% of the membership interests of Tornado LLC. The remaining membership interests are held by the OKC Investors and CEPT. CEPT has a separate class of membership interest which provides for 15% of the profits of the OKC Investors (assuming certain rates of return are met) to be paid to CEPT.

As part of the Radian Transaction, Tornado LLC engaged the Partnership to provide certain investment banking activities for which the Partnership received a fee of $1,200,000 at the closing. The Partnership provided loans in the aggregate amount of $500,000 to the PE Principals which were used to fund a part of their personal investments in the Radian Transaction. The loans are non-recourse to

Note 10 - Related Party Transaction, continued

the PE Principals, bear interest at the rate of 8% per annum and are secured by a pledge of the PE Principals' limited partnership interests in Tornado Partners. The Partnership also invested $4,600 in CEPT and received a 20% ownership interest. The loans and the investment in CEPT were netted against the fee and the Partnership received cash proceeds of $695,400, the notes from the PE Principals and its ownership interest in CEPT. The amount reflected in these financials for the notes and accrued interest at December 31, 2009 is $562,223.

Note 11 - Notes Receivable - Employees

On June 20, 2008, the Partnership made loans totaling $500,000 to three employees. The proceeds of the loans were used by the employees to invest in a private equity transaction in which the Partnership also made an investment (see "Investments"). The loans bear interest at the rate of 8% per annum and are evidenced by notes which are non-recourse to the three employees. The notes are secured by a pledge of the three employees' limited partnership interests in the underlying investment.

Note 12 - Loans to Partners

The loans of $691,739 to partners bear interest at 8% per annum and are due April 12, 2012.

Note 13 - Investments

On June 20, 2008, the Partnership made an investment of $4,600 in CEPT, LLC, and received a 20% interest in CEPT. CEPT is the general partner of a limited partnership that made a private equity investment. The Partnership's involvement in CEPT is only as an investor.

On February 24, 2009, the Partnership received shares in a client entity as a part of the advisory fees related to the Partnership's engagement to raise capital for the client. The Partnership based the value of the shares received on the price paid by third party investors in the capital raising transaction. The shares the Partnership received are junior in payment rights to all other classes and do not carry voting rights. As a result, management discounted the value of the shares and recorded the investment at $63,027.

Note 13 - Investments, continued

The Partnership's investments are in closely held entities for which there are no good public comparables available. In order to comply with FASB ASC 820, management starts with the original acquisition multiple (or cost basis) and then qualitatively addresses any changes in the business, including operational and financial items. Based upon this review, management determines whether or not to hold the investment at cost, mark it up or mark it down.

Note 14 - Going Concern

The Partnership has sustained substantial operating losses since inception. The Partnership has been able to maintain adequate liquidity through the injection of capital from its partners and fees earned.

On February 12, 2010, the Partnership was successful in closing a transaction for a client which resulted in $1 million in revenue to the Partnership. In connection with a separate transaction that closed in December 2009, the Partnership has generated approximately $1.7 million in revenue in a three month period.

Management has developed a budget for the year ending December 31, 2010, which incorporates a better alignment of the Partnership's cost structure with its current capital and expected near term earnings. Management believes that it has adequate cash and income in the "pipeline" to meet its needs for 2010.

Management does not believe it will need to attract additional capital during 2010. There are no assurances that management will be able to reduce expenses, generate income or attract additional capital in amounts necessary to provide adequate capital with which to operate.

Note 15 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Partnership has reviewed events that have occurred after December 31, 2009, through February 20, 2010, the date the financial statements were available to be issued. During this period, the Partnership contributed approximately $846,000 in cash to Southlake Equity Group ("Southlake"), a private equity investment firm, in exchange for the rights to purchase a percentage of the general partner for each of the first two investment funds created by Southlake. In addition to cash, the Partnership also contributed

Note 15 - Subsequent Events, continued

certain furniture and equipment. In connection with this transaction, the certificates of deposit which were pledged to an employee of the Partnership in relation to the rental of office space were released and are no longer pledged. The employee continues to personally guaranty the Partnership's performance under the operating lease.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2009

Schedule I

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 2,957,851
Add:		
Other deductions or allowable credits:		
Discretionary inventive bonus payable		75,000
Total capital and allowable subordinated liabilities		3,032,851
Deductions and/or charges		
Non-allowable assets:		
Certificate of deposits – pledged	$ 121,274	
Fees receivable	254,870	
Non-marketable securities	67,492	
Property and equipment, net	295,014	
Goodwill	122,573	
Loan to employees	562,223	
Other assets	84,502	(1,507,948)
Net capital before haircuts on securities positions		1,524,903
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(31,449)
Net capital		$ 1,493,454

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 228,454
Total aggregate indebtedness	$ 228,454

Schedule I (continued)

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 15,238
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 15,238
Net capital in excess of required minimum	$1,478,216
Excess net capital at 1000%	$1,470,609
Ratio: Aggregate indebtedness to net capital	.15 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation is as follows:

Net capital per Partnership's unaudited Focus IIA	$1,661,214
Increase in accounts payable and accrued expenses	(167,760)
Net capital per audited report	$1,493,454

Schedule II

CHALLENGER CAPITAL GROUP, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2009



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Challenger Capital Group, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Challenger Capital Group, Ltd. (the "Partnership"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 20, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Challenger Capital Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Challenger Capital Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Challenger Capital Group, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Challenger Capital Group, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 20, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066534 FINRA DEC
CHALLENGER CAPITAL GROUP LTD 15*15
ATTN: GAIL STRICKLAND
2001 ROSS AVE STE 3100
DALLAS TX 75201-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4240

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1329)

1-7-2009 150
1-8-2010 1179 (assessment only)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2911

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2911

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2911

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked _____ Received _____ Reviewed _____

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2106,923

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 692

Total additions 692

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): interest on employee loans 36,725
management fees 375,000 — 411,725

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 411,725

2d. SIPC Net Operating Revenues $ 1695,890

2e. General Assessment @ .0025 $ 4240

(to page 1 but not less than $150 minimum)